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CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
A CURRENTLY VALID OMB NUMBER.

                                                  ------------------------------
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                                                  OMB Number           3235-0104
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(h) OF THE INVESTMENT COMPANY ACT OF 1940

(Print or Type Response)
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1. Name and Address of Reporting Person*

   Mikulich             Raymond                   C.
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   (Last)               (First)                 (Middle)

   c/o Lehman Brothers Holdings Inc
   745 Seventh Avenue
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   (Street)

   New York             New York                10019
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   7/31/02
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3. IRS or Identification Number of Reporting Person, if an entity (voluntary)


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4. Issuer Name AND Ticker or Trading Symbol

   Interstate Hotels & Resorts, Inc. (IHR)
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

Common Stock                             6,900,000(1)                I                    (2)
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

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) On July 31, 2002, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") between Interstate Hotels Corporation and the Issuer (f/k/a "MeriStar Hotels & Resorts, Inc.), Interstate Hotels Corporation merged with and into the Issuer with the Issuer surviving. Pursuant to the Merger Agreement, in connection with the Merger all issued and outstanding shares of Interstate Hotels Corporation, and all securities convertible into such shares, were converted into shares of Common Stock of the Issuer. Each of the shares disclosed on this report was acquired as a result of such conversion of securities of Interstate Hotels Corporation in connection with the Merger. The Reporting Person became a director of the Issuer upon completion of the Merger.

(2) Represents the indirect beneficial ownership interest of Lehman Brothers Holdings Inc. in shares of the issuer's Common Stock are disclosed on a report on Form 3 filed by such entity. The Reporting Person serves as a Managing Director for Lehman Brothers Holdings Inc. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any.


      /s/ Raymond C. Mikulich                               August 8, 2002
---------------------------------------------            -----------------------
       ** Signature of Reporting Person                         Date
          Raymond C. Mikulich

*      If the form is filed by more than one reporting person, see
       Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.